SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

(Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

CLASS T COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

Class A Shares: 193293107

Class T Shares: 193293206

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**
$28,968,000	$3,606.52

*	For purposes of calculating the filing fee only. Assumes the purchase of 3,400,000 shares of Common Stock at a purchase price equal to $8.52 per share in cash.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,606.52
Form or Registration Number: Schedule To-T (File No. 005-90480)
Filing Party: Comrit Investments 1, Limited Partnership
Date Filed: May 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 22, 2018 (the “Original Schedule TO”) relating to the offers (the “Offers”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase shares of Class A and Class T common stock, each par value $0.01 per share (the “Shares”), of Cole Office & Industrial REIT (CCIT II), Inc. (the “Corporation”), the subject company. This Amendment amends the original Offers by (1) extending the expiration date of the Offers from June 26, 2018 to July 13, 2018, and (2) including additional disclosure with respect to the separate classes of the Corporation’s common stock that are subject to the Offers. The terms and conditions of the Offers, as so amended, are set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 22, 2018 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Amendment and the exhibits attached hereto should otherwise be read in conjunction with the Original Schedule TO. Any dividends paid after July 13, 2018, or such other date to which the Offers may be extended (each, an “Expiration Date”), by the terms of the Offers and as set forth in the Assignment Form, would be assigned by tendering shareholders to the Purchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after each Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported 13,442 holders of record of its total combined Shares outstanding as of March 26, 2018 according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and reported approximately 64.7 million shares of its Class A common stock and approximately 2.5 million shares of its Class T common stock outstanding as of May 7, 2018, according to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. The Purchaser and its affiliates currently beneficially own approximately 610,526 shares of the Class A common stock, and 0 shares of the Class T common stock, or approximately 0.9% and 0.0% of the total shares of Class A and Class T common stock, respectively, outstanding as of May 7, 2018. The 3,255,000 shares of Class A common stock subject to the amended Offer constitute approximately 5.03% of the outstanding Class A shares, and the 145,000 shares of Class T common stock subject to the amended Offer constitute approximately 5.8% of the outstanding Class T shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $27,732,600 for the Class A shares tendered and up to $1,235,400 for the Class T shares tendered, for a combined total aggregate purchase price of up to $28,968,000, which the Purchaser intends to fund out of its current working capital.

The address of the Corporation’s principal executive offices is 2325 East Camelback Road, 10th Floor, Phoenix, Arizona 85016, and its phone number is (602) 778-8700.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Amended Offer to Purchase dated May 22, 2018

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated May 22, 2018

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2018

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

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